February 23, 2007

Room 4561

Mr. Kevin J. Krakora
Executive Vice President
and Chief Financial Officer
Diebold, Incorporated
5955 Mayfair Road
PO Box 3077
North Canton, OH 44720

> **Re:** **Diebold, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **Filed November 6, 2006**
> **Form 8-K Filed October 30, 2006**
> **File No. 001-04879**

Dear Mr. Krakora:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief